Exhibit 23.1
Consent of Independent Auditors

The Board of Directors
Vitesse Energy, Inc.

We consent to the use of our report dated March 21, 2025 on the consolidated financial statements of Lucero Energy Corp. (the “Entity”) which comprise the statement of financial position as at December 31, 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively the “consolidated financial statements”) which is included in the Current Report on Form 8-K of Vitesse Energy, Inc. dated April 30

We also consent to the incorporation by reference of such report in the Registration Statements No. 333-269202 on Form S-8 and No. 333-276821 on Form S-3 of Vitesse Energy, Inc.

/s/ KPMG LLP
Chartered Professional Accountants

April 30, 2025
Calgary, Canada